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                           September 29, 2021

       Neil Desai
       Chief Executive Officer
       Aadi Bioscience, Inc.
       17383 Sunset Boulevard, Suite A250
       Pacific Palisades, California 90272

                                                        Re: Aadi Bioscience,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 24,
2021
                                                            File No. 333-259785

       Dear Dr. Desai:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Dan Koeppen, Esq.